Exhibit 99.3

                         David Rubin & Associates, Inc.
                                140 Sumner Street
                           Newton, Massachusetts 02159
                              Phone: (617) 965-8066
                               Fax: (617) 964-5187


David Rubin
President


July 15, 1996

Glenayre Technologies, Inc.
5935 Carnegie Boulevard
Charlotte, North Carolina 28209

Dear Sirs:

David Rubin & Associates, Inc. (DRA) consults on business opportunities, strategic plans, markets, competitive positions, and products for the wireless industries including cellular, Personal Communications Services (PCS), and paging.

In our assignment for Glenayre Technologies, DRA independently reviewed the products of CNET, Inc. (CNET): Basic Operations System (BOS) and Wireless Network Graphics System (WiNGS). We evaluated features and capabilities of these products against wireless industry needs. As part of this review, we checked satisfaction with these products by interviewing several principal customers.

Both BOS and WiNGS are important products in the wireless industry. BOS is a collection of UNIX-based software tools that provide network operators with the elements necessary to integrate, monitor, and manage complex communications and computing networks in real time.

BOS provides the ability to control a vast array of remote equipment with a single standardized system. Through real-time system status monitoring and comprehensive historical data, BOS provides meaningful information about system components, subsystems, and overall network operation.

WiNGS is a high performance network design software tool used by Radio Frequency
(RF) engineers to interactively configure and expand complex wireless communications systems.

WiNGS is UNIX-based and features three-dimensional system performance modeling, field measurement integration, as well as advanced capabilities for automated frequency planning and microcell analysis for digital and analog technologies.


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July 15,1996                                                             2

Glenayre Technologies, Inc.
Charlotte, North Carolina 28209




Based on our product analysis, our customer interviews, and our wireless industry expertise, we draw the following conclusions with respect to BOS, and WiNGS and desirable product directions for CNET.

Both BOS and WiNGS are successful products, but BOS is more strongly positioned than is WiNGS. CNET is a respected supplier of both products.

CNET should grow and maintain BOS and WiNGS, while maintaining customer focus. They should prioritize product development efforts to respond to customer needs which include:

        (bullet) Broadening the already strong integration between BOS and WiNGS.

        (bullet) Continuing to update both products to support new technologies such as paging, narrowband PCS, and broadband PCS as they become important to the wireless industries.

        (bullet) Continuing to make the products easier to use, especially by field personnel.

In summary, BOS and WiNGS are successful software products in the wireless industry and are positioned for even greater success in the future.

Sincerely yours

s/David Rubin

David Rubin
DR:cr




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